Exhibit 99.4

NICE Actimize Leads Five Best-in-Class Rankings Across Critical Surveillance
Categories in Datos Insights Impact Report

NICE Actimize continues its investment in AI and customer-enabled, self-development tools for both traditional and ML-based models

Hoboken, N.J., March 19, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today confirmed that NICE Actimize and its SURVEIL-X Holistic Conduct Surveillance Suite was positioned as Best-In Class across five categories in the recently released Datos Insights Impact report, titled “Trade, Communication, Crypto, and Commodities Surveillance Matrix: Catch the Bad Actors.” (January 2024). In addition to achieving the highest overall total average score across all covered facets of surveillance, the report showed NICE Actimize leading in categories that included trade and markets surveillance, communication surveillance, crypto surveillance, and commodities surveillance.

Using a proprietary vendor assessment framework, the Datos Insights Matrix evaluates the overall competitive position of each participating vendor, focusing on stability, client strength, product features, and client services in the trade surveillance market. In addition, this report provides an analysis of the latest trends around the trade/market, communication, crypto, and commodities surveillance.

Across the Datos Insights Matrix Heat Map which scored such attributes as Vendor Stability, Client Strength, Client Service, and Product Features, NICE Actimize also achieved among the highest scores, ranging 90+ across each category. In the solutions-specific categories, which included trade and markets surveillance, communication surveillance, crypto surveillance, and commodity surveillance, NICE Actimize scored 95 per cent across all categories evaluated, among the highest achievements in the report.

“As new regulations arise and clients are faced with new scenarios, they must adapt in order to detect and prevent misconduct. NICE Actimize's coverage will continue to address those requirements through continued investment in AI and customer-enabled, self-development tools for both traditional and ML-based models,” observed Vinod Jain, Strategic Advisor and author of the report. “The use of AI technology allows NICE Actimize to become more predictive, driving the firm toward proactive surveillance and ultimately getting ahead of potential risks.”

“End-to-end expertise across the entire breadth of surveillance is critically important for firms looking to ensure regulatory compliance, and NICE Actimize has fully addressed the full scope of surveillance solutions. From the data we manage to the assets we cover, our SURVEIL-X capabilities lead as the industry’s most robust offering,” said Christopher Wooten, EVP, NICE Vertical Markets. “We appreciate the depth of this industry-leading report that covered the critical areas of concern for the financial institutions we serve.”

According to the Datos Insights Report, NICE Actimize offers a one-stop comprehensive solution to meet all the surveillance needs across trade, market, communication, crypto, and commodities. It also offers a solution to monitor conflicts of interest within regulated employees' account dealings, as well as solutions to monitor behavioral patterns to identify high-risk employees. It has developed products suited to a client’s specific need for surveillance and then has retained the capability to add more solutions and integrate them.

To download a complimentary excerpt of the report, please click here.

About Datos Insights
Datos Insights delivers the most comprehensive and industry-specific data and advice to the companies trusted to protect and grow the world’s assets, and to the technology and service providers who support them. Staffed by experienced industry executives, researchers, and consultants, we support the world’s most progressive banks, insurers, investment firms, and technology companies through a mix of insights and advisory subscriptions, data services, custom projects and consulting, conferences, and executive councils. www.datos-insights.com (info@datos-insights.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.